Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-197476

Prospectus Supplement No. 6
(To Prospectus dated January 22, 2015)

ENERGY 11, L.P.

An Offering of Common Units of Limited Partnership Interest
Minimum Offering: 1,315,790 Common Units
Maximum Offering: 100,263,158 Common Units

The following information supplements the Prospectus, and is part of the Prospectus. This Prospectus Supplement No. 6 is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto. This Prospectus Supplement No. 6 is cumulative of all prior prospectus supplements.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

You should rely only on the information contained in this Prospectus Supplement and the Prospectus.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell these securities in any jurisdiction where offer or sale is not permitted.  You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this Prospectus Supplement.  Our business, financial condition, results of operations and prospects may have changed since that date.

There are significant risks associated with an investment in our common units. These risks are described under the caption “Risk Factors” beginning on page 20 of the Prospectus, as updated on page S-3 in this Prospectus Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Information contained on our website is not part of this Prospectus Supplement or the Prospectus.

November 13, 2015

FORWARD-LOOKING STATEMENTS

Certain statements within this Prospectus Supplement and the Prospectus may constitute forward-looking statements. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. You can identify these statements by the use of words such as “may,” “will,” “could,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “predict,” “continue,” “further,” “seek,” “plan” or “project” and variations of these words or comparable words or phrases of similar meaning.

These forward-looking statements include such things as:

•	investment objectives and our ability to make investments in a timely manner on acceptable terms;
•	ability to complete planned acquisitions and implement its operating strategy;
•	references to future success in the Partnership’s property acquisition, drilling and marketing activities;
•	our use of proceeds of the offering and our business strategy;
•	estimated future capital expenditures;
•	sales of the Partnership’s properties and other liquidity events;
•	competitive strengths and goals; and
•	other similar matters.

These forward-looking statements reflect our current beliefs and expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties and other factors outside our control that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under “Risk Factors” and the following:

•
that our strategy of acquiring oil and gas properties on attractive terms and developing those properties may not be successful or, even if we successfully acquire properties, that our operations on such properties may not be successful;

•	general economic, market, or business conditions;
•	changes in laws or regulations;
•	the risk that the wells in which we acquire an interest are productive, but do not produce enough revenue to return the investment made;
•
the risk that the wells we drill do not find hydrocarbons in commercial quantities or, even if commercial quantities are encountered, that actual production is lower than expected on the productive life of wells is shorter than expected;

•
current credit market conditions and our ability to obtain long-term financing for our property acquisitions and drilling activities in a timely manner and on terms that are consistent with what we project when we invest in a property;

•	uncertainties concerning the price of oil and natural gas, which may decrease and remain low for prolonged periods; and
•	the risk that any hedging policy we employ to reduce the effects of changes in the prices of our production will not be effective.

Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we cannot assure investors that our expectations will be attained or that any deviations will not be material. Investors are cautioned that forward-looking statements speak only as of the date they are made and that, except as required by law, we undertake no obligation to update these forward-looking statements to reflect any future events or circumstances. All subsequent written or oral forward-looking statements attributable to the Partnership or to individuals acting on its behalf are expressly qualified in their entirety by this section.

ii

PROSPECTUS SUMMARY UPDATE

The Partnership

We are a Delaware limited partnership recently formed to acquire and develop oil and gas properties located onshore in the United States.  We will seek to acquire working interests, leasehold interests, royalty interests, overriding royalty interests, production payments and other interests in producing and non-producing oil and gas properties.  Our primary investment objectives are to (i) acquire producing and non-producing oil and gas properties with development potential, and to enhance the value of the properties through drilling and other development activities, (ii) make distributions to the holders of the common units, (iii) engage in a liquidity transaction after five to seven years, in which all properties are sold and the sales proceeds are distributed to the partners, merge with another entity, or list the common units on a national securities exchange, and (iv) permit holders of common units to invest in oil and gas properties in a tax efficient basis. The proceeds from the sale of the common units primarily will be used to acquire producing and non-producing oil and natural gas properties onshore in the United States, and to develop those properties.

Our general partner is Energy 11 GP, LLC.  Our general partner has engaged with E11 Management, LLC, (which we refer to as the “Manager”) to provide us with management and operating services regarding substantially all aspects of our business.  David Lerner Associates, Inc. will act as the dealer manager for the offering of the common units.

The following disclosure is hereby inserted as a new section following the section entitled “Terms of the Offering—Acceptance of Subscriptions” on page 57 of the Prospectus.

Status of the Offering

As of August 19, 2015, we completed our minimum offering of 1,315,790 common units at $19.00 per common unit.  As of November 1, 2015, we had completed the sale of a total of 2,724,534 common units at $19.00 per common unit for total gross proceeds of $51.8 million and proceeds net of selling commissions and marketing expenses of $48.7 million. We are continuing the offering at $19.00 per common unit in accordance with the prospectus. As of November 1, 2015, 97,538,624 common units remained unsold. We expect to offer common units until January 22, 2017, unless the offering is extended until April 24, 2017 by our general partner, provided that the offering will be terminated if all of the common units are sold before then.

Also, upon reaching the minimum offering, the Partnership entered into the First Amended and Restated Agreement of Limited Partnership at the Initial Closing, and the Partnership also entered into the Management Services Agreement with the Manager at the Initial Closing.

The following disclosure is hereby inserted as a new section following the section entitled “Proposed Activities—Well Operations” on page 68 of the Prospectus.

PENDING ACQUISITION

On September 15, 2015, Energy 11 Operating Company, LLC, our wholly owned subsidiary, entered into an Interest Purchase Agreement (“Purchase Agreement”) by and among Kaiser-Whiting, LLC (“Seller”) and the owners of all the limited liability company interests therein, for the potential purchase of an 11.5% working interest in approximately 215 existing producing wells and approximately 262 future development locations in the Sanish field located in Mountrail County, North Dakota (the “Sanish Field Assets”). The Sanish field is part of the Greater Williston Basin where industry activity is focused on development of the prolific Bakken Shale formation.  Whiting Petroleum Corporation, a publicly traded oil and gas company, operates the asset on behalf of Seller and other working interest owners. If we close on the Purchase Agreement, we will be a non-operator, with Whiting, the largest producer in this basin, acting as operator. We anticipate drilling capital expenditure requirements for the Sanish Field Assets to be an estimated $75 million through 2020.

Pursuant to the Purchase Agreement, the cash purchase price consists of (i) an initial $160 million (with the Deposit, as defined below, applied at closing) payable at closing subject to customary adjustments, (ii) a contingent payment of up to $95 million, and (iii) a deferred payment of $2 million. The contingent payment will provide for a sharing between us and Seller to the extent the NYMEX current five-year strip oil price for WTI at December 31, 2017 is above $56.61

(with a maximum of $89.00) per barrel. The contingent payment will be calculated as follows: if on December 31, 2017 the average of the monthly NYMEX:CL strip prices for future contracts during the delivery period beginning December 31, 2017 and ending December 31, 2022 (the “Measurement Date Average Price”) is greater than $56.61, then the Sellers will be entitled to a contingent payment equal to (a) (i) the lesser of (A) the Measurement Date Average Price and (B) $89.00, minus (ii) $56.61, multiplied by (b) 586,601 bbls per year for each of the five years from 2018 through 2022 represented by the contracts for the entire acquisition. The contingent consideration is capped at $95 million and is to be paid on January 1, 2018.

On September 17, 2015 we funded a deposit of $10 million (the “Deposit”) with the manager of Seller to be applied toward the purchase price at closing or to be released to the owners of Seller if the transaction does not close by the outside closing date due to our breach of the Purchase Agreement.  In the event the transaction does not close due to a breach by Sellers or if the aggregate value of any title defects, environmental defects and casualty losses exceeds 10% of the unadjusted initial purchase price, the Deposit will be refunded to us. If we do not perform under the contract as a result of our diligence review or otherwise breach the Purchase Agreement, the Sellers’ sole remedy against us is release of the Deposit to the Sellers.

The closing of the Purchase Agreement is subject to the satisfaction of a number of required conditions which currently remain unsatisfied under the Purchase Agreement.  Consummation of the acquisition is subject to our satisfactory completion of the review of title, environmental investigations, financial analysis and geological analysis, obtaining sufficient financing to fund the purchase price and other due diligence.  Accordingly, there can be no assurance at this time that all of the conditions precedent to consummating the Purchase Agreement will be satisfied, that we will find the results of our diligence investigation acceptable, that we will be able to obtain sufficient financing on terms reasonably acceptable to us or that the transaction will be successfully completed.

The description of the Purchase Agreement set forth above is only a summary and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as an exhibit to the registration statement of which the Prospectus is a part.  Combined Statements of Revenues and Direct Operating Expenses for the Sanish Field Assets for the three years ending December 31, 2014, and the six months ending June 30, 2015 and 2014, along with the Partnership’s pro forma financial statements reflecting the acquisition of the Sanish Field Assets for the year ending December 31, 2014, and the six months ending June 30, 2015, are included in this Prospectus Supplement beginning on Page F-19.

Principal Properties

The Bakken Shale and its close geologic cousin, the Three Forks Shale, are found in the Williston Basin, centered in North Dakota and extending into neighboring Montana and Canada.  The Bakken Shale in the Williston Basin is one of the largest oil fields in the U.S., covering an area of approximately 17,500 square miles. While oil has been produced in North Dakota from the Williston Basin since the 1950s, it is only since 2007 through the application of horizontal drilling and hydraulic fracturing technologies that the Bakken has begun to realize its full potential. The success of the Bakken Shale has made North Dakota the second largest oil producing state in the U.S., trailing only Texas. Bakken oil production has risen from under 200,000 barrels per day in 2007, when it was only the seventh largest oil producer, to over 1,300,000 barrels per day currently.  Further, the U.S. Department of Energy’s Energy Information Administration (“EIA”) has recently estimated that North Dakota is also second only to Texas in terms of recoverable future oil reserves with 3.8 billion estimated recoverable barrels.

The acreage and production that we are proposing to acquire in the Sanish field is in what is known in the industry as being located in the “the core of the core,” meaning the area is known to be one of the most prolific in terms of production rates, longevity and economic returns in the entire Bakken region.

The following disclosure is added to the end of the section titled “Risk Factors” on page 44 of the Prospectus.

RISK FACTORS

We will incur substantial costs whether or not the transaction is completed.

We will incur substantial costs related to the pending acquisition whether or not the transaction is completed. These costs include fees for financial advisors, attorneys and accountants, filing fees and financial printing costs.

We would be required to release the Deposit to Seller as a termination fee if we were to terminate the acquisition agreement prior to completion of the transaction for lack of financing or our actions associated with our diligence review.

The financial information included herein regarding the Sanish Field Assets may not represent the financial results of the Sanish Field Assets for subsequent periods.

In accordance with the rules of the SEC, we have included herein financial information for the Sanish Field Assets for the three years ended December 31, 2014, and for the six months ended June 30, 2015 and 2014. During the three-year period ending December 31, 2014, the average price at which oil was sold from the Sanish Field Assets was approximately $95 per barrel. In addition, reserves included herein at December 31, 2012, 2013, and 2014, were determined by applying average prices of crude oil and natural gas for the last 12 months to estimated future production. At the end of 2014, oil prices began falling steeply, such that during the six months ending June 30, 2015, sales of oil from the Sanish Field Assets averaged approximately $54 per barrel. While financial information regarding the past performance of a business is not typically a guaranteed indication of future performance, given the great disparity in current oil prices between the date the Sanish Field Assets may be acquired and the time frame from which financial information regarding those assets is actually available, investors should understand that in the current pricing environment, past financial performance is less an indication of future financial performance than is usual.

We may have difficulty in financing the acquisition of the Sanish Field Assets.

The Purchase Price for the Sanish Field Assets is $160 million, plus a contingent payment of up to $95 million and deferred consideration of $2 million. We currently only have approximately $35 million in assets, including the $10 million Deposit we have posted in connection with this acquisition. In the current oil price environment, financing sources for oil and gas property acquisitions have adopted stricter guidelines for lending than those that have been available in the recent past. We initially intend to borrow enough funds to have, along with our funds on-hand plus any proceeds from the ongoing offering, if any, prior to closing of the acquisition, sufficient funding to pay the initial Purchase Price for the Sanish Field Assets. There can be no assurance that we will be able to finance the initial purchase price for the Sanish Field Assets.

We will need additional funding post-closing of the acquisition of the Sanish Field Assets in order to retain our full interest therein.

In addition to the $160 million initial purchase price for the Sanish Assets, we anticipate that we will be obligated to invest an additional $75 million in drilling capital expenditures through 2020 to retain our working interest in the Sanish Field Assets without becoming subject to non-consent penalties under the joint operating agreements governing those properties.  We will depend, at least in part, on continued sales pursuant to the terms of this Offering, to fund the anticipated capital expenditures needed to retain our full interest in these assets. We anticipate paying the contingent payment, which will only arise if oil prices increase significantly over the next few years, out of the proceeds of production from the assets acquired and from additional financing that should become available if oil prices rise. None of these funding sources is guaranteed, and if we are unable to obtain all of this funding we may lose all or a portion of the assets acquired, and our results of operations will be negatively affected accordingly.

There can be no assurance that the Partnership will consummate the acquisition of the Sanish Field Assets.

The acquisition of the Sanish Field Assets is subject to a number of contingencies, including satisfactory conclusion of due diligence, our satisfactory completion of the review of title, environmental investigations, financial analysis and geological analysis and financing, and there can be no assurance that the Sanish Field Assets will ultimately be purchased.

The failure of the Partnership to obtain financing is not a permitted reason for the Partnership to fail to consummate the acquisition, and if financing is not available, the Partnership may forfeit the $10 million Deposit. In addition, if the Partnership otherwise fails to close the acquisition in accordance the terms of the purchase agreement, the Partnership may forfeit the Deposit. Forfeiture of the Deposit would materially reduce capital available for other acquisitions and for our planned distributions.

We will have limited control over the activities on properties we do not operate.

Other companies operate the properties we are seeking to acquire. We will have limited ability to influence or control the operation or future development of these non-operated properties or the amount of capital expenditures that we are required to fund with respect to them. The failure of an operator of our wells to adequately perform operations, an operator’s breach of the applicable agreements or an operator’s failure to act in ways that are in our best interest could reduce our production and revenues. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence or control the operation and future development of these properties could materially adversely affect the realization of our targeted returns on capital in drilling or acquisition activities and lead to unexpected future costs.

The following disclosure is hereby inserted as a new section following the section entitled “Terms of the Offering— Acceptance of Subscriptions” on page 57 of the Prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Energy 11, L.P. was formed as a Delaware limited partnership.  Our general partner is Energy 11 GP, LLC.  The initial capitalization of the Partnership of $1,000 occurred on July 9, 2013. We are offering common units of limited partner interest on a “best efforts” basis, with the intention of raising up to $2,000,000,000 of capital, consisting of 100,263,158 Units. Our Registration Statement on Form S-1 (File No. 333-197476) was declared effective by the SEC on January 22, 2015.  As of August 19, 2015, we completed our minimum offering of 1,315,790 common units at $19.00 per common unit. Upon raising a minimum of $25,000,000, the holders of the common units were admitted and the Partnership commenced operations.

We will have no officers, directors or employees. Instead, our general partner will manage our day to day affairs.  All decisions regarding the management of the Partnership made by our general partner will be made by the board of directors of the general partner and its officers.  We are party to a management services agreement (the “Management Agreement”) with E11 Management, LLC (the “Manager”).  The Manager provides management and other services to the Partnership under direction of the General Partner as provided in the Management Agreement.

We were formed to acquire and develop oil and gas properties located onshore in the United States. We will seek to acquire working interests, leasehold interests, royalty interests, overriding royalty interests, production payments and other interests in producing and nonproducing oil and gas properties.

Results of Operations

We closed on our minimum offering on August 19, 2015.  Because we have not acquired any assets, our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic and industry conditions affecting our targeted investments generally, which may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of assets.

 Liquidity and Capital Resources

Our principal source of liquidity will be the proceeds of this “best-efforts” offering, the cash flow generated from properties we will acquire and any short term investments.  In addition, we may borrow funds to pay operating expenses, distributions, make acquisitions or for other capital needs of the Partnership.

We intend to raise capital through a “best-efforts” offering of common units by David Lerner Associates, Inc. (the “Managing Dealer”). Under the agreement with the Managing Dealer, the Managing Dealer will receive a total of 6% in selling commissions and a marketing expense allowance based on gross proceeds of the common units sold.  The Managing Dealer will also be paid a contingent incentive fee which is a cash payment of up to an amount equal to 4% of gross proceeds of the common units sold as outlined in the Prospectus based on the performance of the Partnership.  The general partner will receive Incentive Distribution Rights (defined below), and will be reimbursed for its documented third party out-of-pocket expenses incurred in our organization and offering of the common units.

As of August 19, 2015, we completed our minimum offering of 1,315,790 common units at $19.00 per common unit.  As of November 1, 2015, we had completed the sale of a total of 2,724,534 common units at $19.00 per common unit for total gross proceeds of $51.8 million and proceeds net of selling commissions and marketing expenses of $48.7 million. We are continuing the offering at $19.00 per common unit in accordance with the prospectus. As of November 1, 2015, 97,538,624 common units remained unsold. We will offer common units until January 22, 2017, unless the offering is extended by our general partner, provided that the offering will be terminated if all of the common units are sold before then. In addition, pursuant to the Partnership Agreement, we issued 100,000 class B units to the Manager, concurrently with the initial closing.

Prior to “Payout,” which is defined below, all of the distributions we make, if any, will be paid to the holders of common units.  Accordingly, we will not make any distributions with respect to the Incentive Distribution Rights or with respect to class B units and will not make the contingent, incentive payments to the Managing Dealer, unless or until Payout occurs.

The Partnership Agreement provides that Payout occurs on the day when the aggregate amount distributed with respect to each of the common units equals $20.00 plus the Payout Accrual.  The Partnership Agreement defines “Payout Accrual” as 7% per annum simple interest accrued monthly until paid on the Net Investment Amount outstanding from time to time.  The Partnership Agreement defines Net Investment Amount initially as $20.00 per common unit, regardless of the amount paid for the common unit.  If at any time we distribute to holders of common units more than the Payout Accrual, the amount we distribute in excess of the Payout Accrual will reduce the Net Investment Amount.

All distributions we make after Payout, which may include all or a portion of the proceeds of the sale of all or substantially all of our assets, will be made as follows:

•
First, 35% to the holders of the Incentive Distribution Rights, 35% to the holders of the class B units and 30% to the Managing Dealer as its contingent, incentive fee until the Managing Dealer receives incentive fees equal to 4% of the gross proceeds of the offering of common units; and then

•	Thereafter, 35% to the holders of the Incentive Distribution Rights, 35% to the holders of the class B units and 30% to the holders of the common units.

All items of income, gain, loss and deduction will be allocated to each Partner’s capital account in a manner generally consistent with the distribution procedures outlined above.

Year-to-date through November 1, 2015, we have paid distributions of $0.272 per unit or $497,440.

Since distributions to date have been funded with proceeds from the offering of units, our ability to maintain our current intended rate of distribution will be based on our ability to fully invest the offering proceeds and thereby increase cash generated from operations.  As there can be no assurance of our ability to acquire properties that provide income at this level, or that the properties under contract will provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate.  Proceeds of the offering which are distributed are not available for investment in properties.

Potential Acquisition

On September 15, 2015, the Partnership through a wholly owned subsidiary, entered into an Interest Purchase Agreement (“Purchase Agreement”) by and among Kaiser-Whiting, LLC (“Seller”) and the owners of all the limited liability company interests therein, for the potential purchase of certain of the limited liability company interests in Seller (the “Transferred Interests”) which would result in an 11.5% working interest in approximately 215 existing producing wells and approximately 262 future development locations in the Sanish field located in Mountrail County, North Dakota (collectively, the “Sanish Field Assets”). The Sanish field is part of the Greater Williston Basin where industry activity is focused on development of the prolific Bakken Shale formation.  Whiting Petroleum Corporation (“Whiting”), a publicly traded oil and gas company operates the asset on behalf of Seller and other working interest owners. If the Partnership closes on the Purchase Agreement, the Partnership will be a non-operator, with Whiting, the largest producer in this basin, acting as operator.

Pursuant to the Purchase Agreement, the cash purchase price for the Transferred Interests consists of (i) an initial $160 million (with the Deposit, as defined below, applied at closing) payable at closing subject to customary adjustments, (ii) an aggregate of $2 million, payable in equal amounts on December 31, 2016 and December 31, 2017 and (iii) a contingent payment of up to $95 million. The contingent payment provides for a sharing between the Partnership and Seller to the extent the NYMEX price for WTI is between $56.61 and $89.00 per barrel. The contingent payment will be calculated as follows: if on December 31, 2017 (the “Measurement Date”) the average of the monthly NYMEX:CL strip prices for future contracts during the delivery period beginning December 31, 2017 and ending December 31, 2022 (the “Measurement Date Average Price”) is greater than $56.61, then the Sellers will be entitled to a contingent payment equal to (a) (i) the lesser of (A) the Measurement Date Average Price and (B) $89.00, minus (ii) $56.61, multiplied by (b) 586,601 bbls per year for each of the five years from 2018 through 2022 represented by the contracts for the entire acquisition. The contingent consideration is capped at $95 million and is to be paid on January 1, 2018.

On September 17, 2015, the Partnership funded a deposit of $10 million (the “Deposit”) with the manager of Seller to be applied toward the purchase price at closing or to be released to the owners of Seller if the transaction does not close by the outside closing date due to the Partnership’s breach of the Purchase Agreement.  In the event the transaction does not close due to a breach by Sellers or if the aggregate value of any title defects, environmental defects and casualty losses exceeds 10% of the unadjusted initial purchase price, the Deposit will be refunded to the Partnership. If the Partnership does not perform under the contract as a result of diligence review or otherwise breaches the Purchase Agreement, the Sellers’ sole remedy is release of the Deposit to the Sellers.

The closing of the Purchase Agreement is subject to the satisfaction of a number of required conditions which currently remain unsatisfied under the Purchase Agreement. Consummation of the acquisition is subject to the Partnership’s satisfactory completion of the review of title, environmental investigations, financial analysis and geological analysis, obtaining sufficient financing to fund the purchase price and other due diligence. Accordingly, there can be no assurance at this time that all of the conditions precedent to consummating the Purchase Agreement will be satisfied, that the Partnership will find the results of diligence investigation acceptable, that the Partnership will be able to obtain sufficient financing on terms reasonably acceptable to the Partnership or that the transaction will be successfully completed.

Transactions with Related Parties

We have, and expect to continue to engage in, significant transactions with related parties.  These transactions cannot be construed to be at arm’s length and the results of our operations may be different than if conducted with non-related parties.  The general partner’s Board of Directors will oversee and review our related party relationships and are required to approve any significant modifications, as well as any new significant related party transactions.

Subsequent to completing the minimum offering, we reimbursed a member of the general partner approximately $1.5 million for offering related costs that had been paid by the member of the general partnership.

Management Agreement

At the initial closing of the sale of common units, we entered into a management services agreement to provide management and operating services regarding substantially all aspects of our business.  The Manager is an indirect, wholly-owned subsidiary of American Energy Partners, L.P.  The Manager is not an affiliate of ours or the general partner.

Under the Management Agreement, the Manager will provide management and other services to us including the following:

·
Identifying producing and non-producing properties that we may consider acquiring, and assisting in evaluation, contracting for and acquiring these properties and managing the development of these properties;

·	Operating, or causing one of its affiliates to operate, on our behalf, any properties in which our interest in the property is sufficient to appoint the operator;

·
Overseeing the operations on properties we acquire that are operated by persons other than the Manager, including recommending whether we should participate in the development of such properties by the operators of the properties; and

·
Assisting in establishing cash management and risk management programs, receiving the revenues on our behalf from the sale of production from our properties and paying operating expenses and approved capital expenses with respect to such properties.

The Management Agreement provides that we will direct the services provided to us under the Management Agreement, and that the Manager will determine the means or method by which those directions are carried out.  The Management Agreement provides that the Manager will conduct the day-to-day operations of our business as provided in budgets that the Manager will prepare and we will have the right to approve.  The Management Agreement also contains a list of activities in which the Manager will not engage without our prior approval.

The Manager will be reimbursed for certain costs directly related to us and will be paid a monthly general and administrative expense compensation amount (“Monthly G&A Expense Amount”) at an annual rate that will be 1.75% of the net proceeds from the sale of common units, less commissions, marketing fee and offering and organization expense, plus the amount of outstanding indebtedness, which is referred to as the reimbursement base, for the first six months following the initial closing.  Thereafter, the Monthly G&A Expense Amount will be at an annual rate of 3.5% of the reimbursement base and will reduce to an annual rate of 2% of the reimbursement base over time.  In addition, pursuant to the Partnership Agreement, concurrently with the initial closing of the sale of common units pursuant to this offering, 100,000 class B units were issued to the Manager.

Subject to certain exceptions, the Management agreement will remain in effect as long as we hold any assets.

For the three and nine months ended September 30, 2015, the Partnership incurred fees of approximately $51,000 and reimbursable costs of approximately $200,000 under the management agreement.

The following disclosure is added to the end of the section titled “Relationships Between the Owners of the General Partner and the Manager and its Affiliates” on Page 61 of the Prospectus.

In 2015, entities owned by Mr. Keating and Mr. Mallick and members of their immediate families, and Mr. McKenney acquired indirect ownership interests in American Energy Minerals Holdings, LLC (“AEMN”) on the same terms as other similarly situated investors in AEMN.  AEMN was formed by affiliates of the Manager in order to pursue a business plan focused on the acquisition of minerals and overriding royalty interests across targeted high-return onshore basins in the U.S.

LITIGATION SUMMARY

The following disclosure is added to the end of the section of the Prospectus titled “Description of the Management Agreement” on page 76 of the Prospectus.

Recent Litigation Involving Affiliates of the Manager

On February 17, 2015, Chesapeake Energy Corporation (“CHK”) filed suit in the District Court of Oklahoma County, Oklahoma against American Energy Partners, LP (“AELP”), and certain other affiliates of the Manager.  CHK alleged that Mr. McClendon misappropriated confidential information and trade secrets from CHK, which he subsequently used for the benefit of AELP and the named AELP affiliates.  CHK’s claims against AELP and the AELP affiliates include violation of the Oklahoma Uniform Trade Secrets Act, aiding and abetting in Mr. McClendon’s breach of fiduciary duty and usurpation of corporate opportunities, and tortious interference with CHK’s prospective business relationships.  Mr. McClendon, AELP, the named AELP affiliates and The Energy and Minerals Group, a primary equity sponsor of AELP affiliates, immediately countered the CHK filing with separate statements asserting that CHK’s claims are baseless and without merit and that they intend to defend themselves vigorously against CHK’s lawsuit and the claims therein.  On April 14, 2015, American Energy — Utica (“AEU”) and the Energy & Minerals Group announced that CHK had dismissed AEU and John Doe Defendants 1 – 20 from the lawsuit filed by CHK.  There are no claims asserted against the Manager and we do not believe that this matter will have a material adverse effect on our operations, financial condition or prospects.  Further, in connection with the formal investigation of CHK commenced in 2012 by the U.S. Department of Justice into potential antitrust violations relating to the acquisition by CHK of certain oil and gas leases, Mr. McClendon is also being investigated.

EXPERTS

The following disclosure is hereby inserted as a new section following the section entitled “Experts” on page 118 of the Prospectus.

The financial statements of Energy 11, L.P. as of December 31, 2013 and July 9, 2013 (initial capitalization) and for the period from July 9, 2013 (initial capitalization) through December 31, 2013 appearing in the Prospectus and the Registration Statement, have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

On March 18, 2015, the Partnership replaced Ernst & Young LLP as the Partnership’s independent registered public accounting firm for the year ended December 31, 2014.

Ernst & Young’s audit report on the Partnership’s consolidated financial statements as of December 31, 2013 and for the period from July 9, 2013 through December 31, 2013 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

Since the Partnership’s establishment in June 2013 and through March 18, 2015, (i) there were no disagreements between the Partnership and Ernst & Young on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference to the subject matter of the disagreement in its report on the Partnership’s consolidated financial statements, and (ii) there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

The Partnership has provided Ernst & Young with a copy of the foregoing statements and has requested and received from Ernst & Young a letter addressed to the SEC stating that Ernst & Young agrees with the above statements.

The Partnership has not consulted with Grant Thornton LLP during the two most recent fiscal years or during any subsequent interim period prior to its appointment regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to the Partnership nor oral advice was provided that Grant Thornton LLP concluded was an important factor considered by the Partnership in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (within the meaning of Item 304(a)(1)(v) of Regulation S-K).

The audited financial statements of Energy 11, L.P. as of December 31, 2014 and for the year then ended included in this Prospectus and elsewhere in the Registration Statement, have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The combined statements of revenues and direct operating expenses of the Sanish Field Assets for the years ended December 31, 2014, 2013 and 2012 appearing in the Prospectus Supplement and the Registration Statement, have been audited by HoganTaylor LLP, independent auditor, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

Page

Energy 11, L.P. Historical Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3
Balance Sheets as of December 31, 2014 and December 31, 2013	F-4
Statements of Operations for the year ended December 31, 2014 and for the period July 9, 2013 (initial capitalization) through December 31, 2013	F-5
Statements of Partners’ Equity (Deficit) for the year ended December 31, 2014 and for the period July 9, 2013 (initial capitalization) through December 31, 2013	F-6
Statements of Cash Flows for the year ended December 31, 2014 and for the period July 9, 2013 (initial capitalization) through December 31, 2013	F-7
Notes to Financial Statements	F-8
Balance Sheets as of September 30, 2015 and December 31, 2014	F-11
Statements of Operations for the three and nine months ended September 30, 2015 and 2014	F-12
Statements of Cash Flows for the nine months ended September 30, 2015 and 2014	F-13
Notes to Financial Statements	F-14

Combined Statements of Revenues and Direct Operating Expenses of Properties under Contract for Purchase by Energy 11, L.P. from Kaiser-Whiting, LLC under Agreement dated September 15, 2015:
Independent Auditor’s Report	F-19
Combined Statements of Revenues and Direct Operating Expenses	F-21
Notes to Combined Statements of Revenues and Direct Operating Expenses	F-22

Energy 11, L.P. Unaudited Pro Forma Condensed Combined Financial Statements:
Introduction	F-26
Unaudited Pro Forma Condensed Balance Sheet dated June 30, 2015	F-27
Unaudited Pro Forma Condensed Combined Statement of Operations for the Year ended December 31, 2014	F-28
Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months ended June 30, 2015	F-29
Notes to Unaudited Pro Forma Condensed Combined Financial Statements	F-30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General Partner
Energy 11, L.P.

We have audited the accompanying balance sheet of Energy 11, L.P. (a Delaware limited partnership) (the “Partnership”) as of December 31, 2014, and the related statements of operations, partners’ equity, and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Energy 11, L.P. as of December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma
April 14, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing General Partner of Energy 11, L.P.

We have audited the accompanying balance sheets of Energy 11, L.P. (the “Partnership”) as of December 31, 2013 and July 9, 2013 (initial capitalization), and the related consolidated statement of operations, partners’ equity and cash flows for the period July 9, 2013 (initial capitalization) through December 31, 2013.  These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Energy 11, L.P. at December 31, 2013 and July 9, 2013 (initial capitalization), and the results of its operations and its cash flows for the period July 9, 2013 (initial capitalization) through December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Richmond, Virginia

April 29, 2014

Energy 11, L.P.
(A Delaware Limited Partnership)
Balance Sheets

	December 31,	December 31,
	2014	2013
Assets:
Cash	$94	$94
Deferred offering costs and other assets	1,449,930	268,488

Total Assets	$1,450,024	$268,582

Liabilities and Partners’ Equity (Deficit):
Due to general partner member	$1,232,675	$271,338
Accrued expenses	390,000	6,300

Total Liabilities	1,622,675	277,638

Limited partner’s capital	(170,924)	(8,965)
General partner’s capital	(1,727)	(91)

Total Partners’ Equity (Deficit)	(172,651)	(9,056)

Total Liabilities and Partners’ Equity (Deficit)	$1,450,024	$268,582

See accompanying notes to the financial statements.

Energy 11, L.P.
(A Delaware Limited Partnership)
Statements of Operations

		For the period
		from July 9, 2013
	Year Ended	(initial capitalization) through
	December 31, 2014	December 31, 2013
Revenue	$-	$-

General and administrative expenses	163,595	10,056

Net loss	$(163,595)	$(10,056)

See accompanying notes to the financial statements.

Energy 11, L.P.
(A Delaware Limited Partnership)
Statement of Partners’ Equity (Deficit)

	Limited Partner		General Partner		Total Partners’
	Ownership %	Amount	Ownership %	Amount	Equity/(Deficit)

Initial capitalization July 9, 2013	99%	$990	1%	$10	$1,000
2013 Net loss	-	(9,955)	-	(101)	(10,056)
Balance December 31, 2013	99%	(8,965)	1%	(91)	(9,056)

2014 Net loss	-	(161,959)	-	(1,636)	(163,595)
Balance December 31, 2014	99%	$(170,924)	1%	$(1,727)	$(172,651)

See accompanying notes to the financial statements.

Energy 11, L.P.
(A Delaware Limited Partnership)
Statements of Cash Flows

		For the period
		from July 9, 2013
	Year Ended	(initial capitalization) through
	December 31, 2014	December 31, 2013

Cash flow from operating activities:
Net loss	$(163,595)	$(10,056)
Changes in operating assets and liabilities:
Accrued expenses and due to general partner member	163,595	10,046

Net cash flow used in operating activities	-	(10)

Cash flow from investing activities	-	-

Cash flow from financing activities
Cash paid for offering costs	-	(896)

Net cash used in financing operations	-	(896)

Decrease in cash and cash equivalents	-	(906)
Cash and cash equivalents, beginning of period	94	1,000

Cash and cash equivalents, end of period	$94	$94

Supplemental information:
Accrued deferred offering costs and other assets	$1,181,442	$267,592

See accompanying notes to the financial statements.

Energy 11, L.P.
(A Delaware Limited Partnership)
Notes to Financial Statements
December 31, 2014

(1)      Partnership Organization

Energy 11, L.P. (the “Partnership”) was formed as a Delaware limited partnership. The initial capitalization of the Partnership of $1,000 occurred on July 9, 2013. The Partnership is offering common units of limited partner interest (the “Units”) on a “best efforts” basis with the intention of raising up to $2,000,000,000 of capital, consisting of 100,263,158 Units. The Company’s offering was declared effective by the Securities and Exchange Commission on January 22, 2015.  Upon raising a minimum of $25,000,000, the holders of the Units will be admitted and the Partnership will commence operations.

The Partnership’s primary investment objectives are to (i) acquire producing and non-producing oil and gas properties with development potential, and to enhance the value of the properties through drilling and other development activities, (ii) make distributions to the holders of the Units, (iii) engage in a liquidity transaction after five – seven years, in which all properties are sold and the sales proceeds are distributed to the partners, merge with another entity, or list the Units on a national securities exchange, and (iv) permit holders of Units to invest in oil and gas properties in a tax efficient basis. The proceeds from the sale of the Units primarily will be used to acquire producing and non-producing oil and natural gas properties onshore in the United States, and to develop those properties.

The general partner of the Partnership is Energy 11 GP, LLC (the “General Partner”). The organizational limited partner is DMOG, LLC (wholly owned by one of the members of the General Partner). The General Partner manages and controls the business affairs of the Partnership. Pursuant to the terms of a management agreement, the Partnership plans to engage a manager, to provide management and operating services regarding substantially all aspects of the Partnership’s operations. David Lerner Associates, Inc. (the “Managing Dealer”), will act as the dealer manager for the offering of the Units.

The Partnership’s fiscal year ends on December 31.

(2)      Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Partnership have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximates their carrying value. Cash balances may at times exceed federal depository insurance limits.

Offering Costs

Offering costs will be deferred and recorded as deferred offering costs until the commencement of the Partnership’s offering.  Upon commencement of the Partnership’s offering these costs will be recorded as a reduction to Partners’ equity.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Partnership to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Oil and Gas Properties

The Partnership will use the successful efforts method of accounting for oil and gas costs associated with property acquisitions and exploration and development activities. Costs to acquire leaseholds and mineral interests in crude oil and natural gas properties will be capitalized when incurred. Drilling costs of successful wells and developmental dry holes will be capitalized and amortized. The costs of exploratory wells will be initially capitalized, but expensed if and when the well is determined to be nonproducing. Geological and geophysical costs, production costs, and general company overhead will all be expensed as incurred. Capitalized costs will be amortized using the unit-of-production method based on proved oil and natural gas reserves for leasehold costs and proven developed oil and natural gas reserves for exploration and development costs. Unproven oil and natural gas leasehold costs will be assessed for impairment at the property level on a quarterly basis or when events and circumstances indicate the carrying amount may not be recoverable. Capitalized costs related to proven properties will be assessed for impairment quarterly or when events or circumstances indicate the carrying value may not be recoverable. The impairment assessment for proven properties will be based on a logical asset grouping of wells within a producing field or geological formation. These assessments will utilize estimates of future discounted net cash flows. Significant judgments and assumptions in these assessments will include estimates of future oil, natural gas liquids, and natural gas prices, projected drilling plans and expected capital costs. The value of cash flows associated with probable and possible reserves will be risk adjusted.

Income Tax

The Partnership is taxed as a partnership for federal and state income tax purposes. No provision for income taxes has been recorded since the liability for such taxes is that of each of the partners rather than the Partnership. The Partnership’s income tax returns will be subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the partners.

Recent Accounting Standard

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting pronouncement related to revenue recognition, which amends the former guidance and provides a single, comprehensive revenue recognition model for all contracts with customers. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The entity will recognize revenue to reflect the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This pronouncement is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and early adoption is not permitted.  The Partnership is currently evaluating the impact of this pronouncement.

(3)      Capital Contribution and Partners’ Equity

The General Partner and organizational limited partner have made initial capital contributions totaling $1,000 to the Partnership.  Upon closing of the minimum offering the organizational limited partner will withdraw, its initial capital contribution of $990 will be returned, the General Partner will receive Incentive Distribution Rights (defined below), and will be reimbursed for its documented third party out-of-pocket expenses incurred in organizing the Partnership and offering the Units.

The Company intends to raise capital through a “best-efforts” offering of Units by the Managing Dealer. Under the agreement with the Managing Dealer, the Managing Dealer will receive a total of 6% in selling commissions and a marketing expense allowance based on gross proceeds of the Units sold.  The Managing Dealer will also be paid a contingent incentive  fee which is a cash payment of up to an amount equal to 4% of gross proceeds of the Units sold as outlined in the prospectus based on the performance of the Partnership.  The planned fees under the Dealer Manager Agreement have changed from the December 31, 2013 financial statements.

The minimum offering must be sold before January 23, 2017 or the offering will terminate and investors’ subscription payments   will be refunded to investors. Pending sale of such minimum offering amount, investors’ subscription payments will be placed in an escrow account. In addition, pursuant to the Partnership Agreement, the Partnership expects to issue to a Manager 100,000 class B units.

Prior to “Payout,” which is defined below, all of the distributions made by the Partnership, if any, will be paid to the holders of Units.  Accordingly, the Partnership will not make any distributions with respect to the Incentive Distribution Rights or with respect to class B units and will not make the contingent, incentive payments to the Managing Dealer, until Payout occurs.

The Partnership Agreement provides that Payout occurs on the day when the aggregate amount distributed with respect to each of the Units equals $20.00 plus the Payout Accrual.  The Partnership Agreement defines “Payout Accrual” as 7% per annum simple interest accrued monthly until paid on the Net Investment Amount outstanding from time to time.  The Partnership Agreement defines Net Investment Amount initially as $20.00 per Unit, regardless of the amount paid for the Unit.  If at any time the Partnership distributes to holders of Units more than the Payout Accrual, the amount the Partnership distributes in excess of the Payout Accrual will reduce the Net Investment Amount.

All distributions made by the Partnership after Payout, which may include all or a portion of the proceeds of the sale of all or substantially all of the Partnership’s assets, will be made as follows:

·
First, 35% to the holders of the Incentive Distribution Rights, 35% to the holders of the class B units and 30% to the Managing Dealer as its contingent, incentive fee until the Managing Dealer receives incentive fees equal to 4% of the gross proceeds of the offering of common units; and then

·	Thereafter, 35% to the holders of the Incentive Distribution Rights, 35% to the holders of the class B units and 30% to the holders of the Units.

The distribution structure under the Partnership Agreement has changed from the December 31, 2013 financial statements.

All items of income, gain, loss and deduction will be allocated to each Partner’s capital account in a manner generally consistent with the distribution procedures outlined above.

(4)      Transactions with Related Parties

The General Partner will be reimbursed for its direct out-of-pocket costs of managing the Partnership. These costs include, but are not limited to, the General Partner’s external legal, accounting and investor relations professional fees.  The amount due to a general partner member included in the Partnership’s balance sheet as of December 31, 2014 of approximately $1.2 million, consists of legal, accounting and other offering costs that have been paid by one of the members of the General Partner.  These expenses will be reimbursed to the member upon closing of the initial minimum offering or upon other financing of the Partnership.

Energy 11, L.P.
(A Delaware Limited Partnership)
Balance Sheets
(Unaudited)

	September 30,	December 31,
	2015	2014
Assets
Cash	$24,929,913	$94
Deferred offering costs and other assets	-	1,449,930
Deposit for potential acquisition	10,000,000	-

Total Assets	$34,929,913	$1,450,024

Liabilities and Partners’ Equity (Deficit)
Due to general partner member	$29,260	$1,232,675
Accounts payable and accrued expenses	366,430	390,000

Total Liabilities	395,690	1,622,675

Limited partners' interest (2,087,389 common units and 0 units issued and outstanding at September 30, 2015 and December 31, 2014, respectively)	34,537,543	(170,924)
General partners' interest	(3,320)	(1,727)
Class B Units (100,000 units and 0 units issued and outstanding at September 30, 2015 and December 31, 2014, respectively)	-	-

Total Partners’ Equity (Deficit)	34,534,223	(172,651)

Total Liabilities and Partners’ Equity (Deficit)	$34,929,913	$1,450,024

See accompanying notes to the financial statements.

Energy 11, L.P.
(A Delaware Limited Partnership)
 Statements of Operations
(Unaudited)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Revenue	$-	$-	$-	$-

Expenses
Management fees	51,095	-	51,095	-
Acquisition related costs	10,249	-	10,249	-
General and administrative expenses	414,622	66,603	573,973	95,478

Operating Loss	(475,966)	(66,603)	(635,317)	(95,478)

Interest Income, Net	10,323	-	10,323	-

Net loss	$(465,643)	$(66,603)	$(624,994)	$(95,478)

Basic and diluted net loss per common unit	$(0.62)	-	$(2.47)	-

Weighted average common units outstanding - basic and diluted	751,688	-	253,316	-

 See accompanying notes to the financial statements.

Energy 11, L.P.
(A Delaware Limited Partnership)
Statements of Cash Flows
(Unaudited)

	Nine Months Ended	Nine Months Ended
	September 30, 2015	September 30, 2014

Cash flow from operating activities:
Net loss	$(624,994)	$(95,478)
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	300,690	-
Due to general partner member	(158,641)	95,478

Net cash flow used in operating activities	(482,945)	-

Cash flow from investing activities
Deposit for potential acquisition	(10,000,000)	-

Net cash flow used in investing activities	(10,000,000)	-

Cash flow from financing activities
Net proceeds related to issuance of units	35,629,978	-
Distributions paid to Limited Partners	(217,214)	-

Net cash flow provided by financing activities	35,412,764	-

Increase in cash and cash equivalents	24,929,819	-
Cash and cash equivalents, beginning of period	94	94

Cash and cash equivalents, end of period	$24,929,913	$94

Supplemental information:
Accrued deferred offering costs and other assets	$-	$1,270,657

See accompanying notes to the financial statements.

Energy 11, L.P.
(A Delaware Limited Partnership)
Notes to Financial Statements
September 30, 2015

(1)   Partnership Organization

Energy 11, L.P. (the “Partnership”) was formed as a Delaware limited partnership. The initial capitalization of the Partnership of $1,000 occurred on July 9, 2013. The Partnership is offering common units of limited partner interest (the “units”) on a “best efforts” basis with the intention of raising up to $2,000,000,000 of capital, consisting of 100,263,158 units. The Partnership’s offering was declared effective by the Securities and Exchange Commission on January 22, 2015.  As of August 19, 2015, the Partnership completed the sale of the minimum offering of 1,315,790 units.  The subscribers were admitted as Limited Partners of the Partnership at the initial closing.

The Partnership’s primary investment objectives are to (i) acquire producing and non-producing oil and gas properties with development potential, and to enhance the value of the properties through drilling and other development activities, (ii) make distributions to the holders of the units, (iii) engage in a liquidity transaction after five – seven years, in which all properties are sold and the sales proceeds are distributed to the partners, merge with another entity, or list the units on a national securities exchange, and (iv) permit holders of units to invest in oil and gas properties in a tax efficient basis. The proceeds from the sale of the units primarily will be used to acquire producing and non-producing oil and natural gas properties onshore in the United States, and to develop those properties.

The general partner of the Partnership is Energy 11 GP, LLC (the “General Partner”). The General Partner manages and controls the business affairs of the Partnership. Pursuant to the terms of a management agreement, the Partnership has engaged E11 Management, LLC (the “Manager”), to provide management and operating services regarding substantially all aspects of the Partnership’s operations. David Lerner Associates, Inc. (the “Managing Dealer”), is the dealer Manager for the offering of the units.

The Partnership’s fiscal year ends on December 31.

(2)   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with the instructions for Article 10 of Regulation S-X. Accordingly, they do not include all of the information required by accounting principles generally accepted in the United States. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited financial statements should be read in conjunction with the Partnership’s audited December 31, 2014 financial statements. Operating results for the three and nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximates their carrying value. Cash balances may at times exceed federal depository insurance limits.

Offering Costs

The Partnership is raising capital through an on-going best-efforts offering of units by David Lerner Associates, Inc., the managing underwriter, which receives a selling commission and a marketing expense allowance based on proceeds of the units sold. Additionally, the Partnership has incurred other offering costs including legal, accounting and reporting services. These offering costs are recorded by the Partnership as a reduction of shareholders’ equity. Prior to the commencement of the Partnership’s offering, these costs were deferred and recorded as prepaid expense. As of September 30, 2015, the

Partnership had sold 2.1 million units for gross proceeds of $39.7 million and proceeds net of offering costs of $35.6 million.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the US requires the Partnership to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Earnings Per Common Unit

Basic earnings per common unit is computed as net loss divided by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated after giving effect to all potential common units that were dilutive and outstanding for the period. There were no units with a dilutive effect for the three months and nine months ended September 30, 2015 and 2014. As a result, basic and diluted outstanding units were the same.

(3)   Oil and Gas Investments

On September 15, 2015, the Partnership through a wholly owned subsidiary, entered into an Interest Purchase Agreement (“Purchase Agreement”) by and among Kaiser-Whiting, LLC (“Seller”) and the owners of all the limited liability company interests therein, for the potential purchase of certain of the limited liability company interests in Seller (the “Transferred Interests”) which would result in an 11.5% working interest in approximately 215 existing producing wells and approximately 262 future development locations in the Sanish field located in Mountrail County, North Dakota (collectively, the “Sanish Field Assets”). The Sanish field is part of the Greater Williston Basin where industry activity is focused on development of the prolific Bakken Shale formation.  Whiting Petroleum Corporation (“Whiting”), a publicly traded oil and gas company operates the asset on behalf of Seller and other working interest owners. If the Partnership closes on the Purchase Agreement, the Partnership will be a non-operator, with Whiting, the largest producer in this basin, acting as operator.

Pursuant to the Purchase Agreement, the cash purchase price for the Transferred Interests consists of (i) an initial $160 million (with the Deposit, as defined below, applied at closing) payable at closing subject to customary adjustments, (ii) an aggregate of $2 million, payable in equal amounts on December 31, 2016 and December 31, 2017 and (iii) a contingent payment of up to $95 million. The contingent payment provides for a sharing between the Partnership and Seller to the extent the NYMEX price for WTI is between $56.61 and $89.00 per barrel. The contingent payment will be calculated as follows: if on December 31, 2017 (the “Measurement Date”) the average of the monthly NYMEX:CL strip prices for future contracts during the delivery period beginning December 31, 2017 and ending December 31, 2022 (the “Measurement Date Average Price”) is greater than $56.61, then the Sellers will be entitled to a contingent payment equal to (a) (i) the lesser of (A) the Measurement Date Average Price and (B) $89.00, minus (ii) $56.61, multiplied by (b) 586,601 bbls per year for each of the five years from 2018 through 2022 represented by the contracts for the entire acquisition. The contingent consideration is capped at $95 million and is to be paid on January 1, 2018.

On September 17, 2015, the Partnership funded a deposit of $10 million (the “Deposit”) with the manager of Seller to be applied toward the purchase price at closing or to be released to the owners of Seller if the transaction does not close by the outside closing date due to the Partnership’s breach of the Purchase Agreement.  In the event the transaction does not close due to a breach by Sellers or if the aggregate value of any title defects, environmental defects and casualty losses exceeds 10% of the unadjusted initial purchase price, the Deposit will be refunded to the Partnership. If the Partnership does not perform under the contract as a result of diligence review or otherwise breaches the Purchase Agreement, the Sellers’ sole remedy is release of the Deposit to the Sellers.

The closing of the Purchase Agreement is subject to the satisfaction of a number of required conditions which currently remain unsatisfied under the Purchase Agreement. Consummation of the acquisition is subject to the Partnership’s satisfactory completion of the review of title, environmental investigations, financial analysis and geological analysis, obtaining sufficient financing to fund the purchase price and other due diligence. Accordingly, there can be no assurance at this time that all of the conditions precedent to consummating the Purchase Agreement will be satisfied, that the Partnership will find the results of diligence investigation acceptable, that the Partnership will be able to obtain sufficient financing on terms reasonably acceptable to the Partnership or that the transaction will be successfully completed.

(4)   Capital Contribution and Partners’ Equity

At inception the General Partner and organizational limited partner made initial capital contributions totaling $1,000 to the Partnership.  Upon closing of the minimum offering the organizational limited partner withdrew its initial capital contribution of $990, the General Partner received Incentive Distribution Rights (defined below), and has been and will be reimbursed for its documented third party out-of-pocket expenses incurred in organizing the Partnership and offering the units.

As of August 19, 2015, the Partnership completed its minimum offering of 1,315,790 common units at $19.00 per common unit.  As of September 30, 2015, the Partnership had completed the sale of a total of 2,087,389 common units at $19.00 per common unit for total gross proceeds of $39,660,391 and proceeds net of selling commissions and marketing expenses of $37,280,768.

The Partnership intends to continue to raise capital through its “best-efforts” offering of units by the Managing Dealer at $19.00 per common unit until it raises gross proceeds of $100 million at which time the price per common unit will increase to $20.00. Under the agreement with the Managing Dealer, the Managing Dealer receives a total of 6% in selling commissions and a marketing expense allowance based on gross proceeds of the units sold.  The Managing Dealer will also be paid a contingent incentive fee which is a cash payment of up to an amount equal to 4% of gross proceeds of the units sold as outlined in the prospectus based on the performance of the Partnership. Based on the units sold through September 30, 2015 the total contingent fee is approximately $1.6 million.

Upon entering into the management agreement with the Manager on August 19, 2015, the Partnership issued 100,000 class B units to the Manager.  The class B units provide certain distribution rights to the Manager described below.

Prior to “Payout,” which is defined below, all of the distributions made by the Partnership, if any, will be paid to the holders of units.  Accordingly, the Partnership will not make any distributions with respect to the Incentive Distribution Rights or with respect to class B units and will not make the contingent, incentive payments to the Managing Dealer, until Payout occurs.

The Partnership Agreement provides that Payout occurs on the day when the aggregate amount distributed with respect to each of the units equals $20.00 plus the Payout Accrual.  The Partnership Agreement defines “Payout Accrual” as 7% per annum simple interest accrued monthly until paid on the Net Investment Amount outstanding from time to time.  The Partnership Agreement defines Net Investment Amount initially as $20.00 per Unit, regardless of the amount paid for the Unit.  If at any time the Partnership distributes to holders of units more than the Payout Accrual, the amount the Partnership distributes in excess of the Payout Accrual will reduce the Net Investment Amount.

All distributions made by the Partnership after Payout, which may include all or a portion of the proceeds of the sale of all or substantially all of the Partnership’s assets, will be made as follows:

·
First, 35% to the holders of the Incentive Distribution Rights, 35% to the holders of the class B units and 30% to the Managing Dealer as its contingent, incentive fee until the Managing Dealer receives incentive fees equal to 4% of the gross proceeds of the offering of common units; and then

·	Thereafter, 35% to the holders of the Incentive Distribution Rights, 35% to the holders of the class B units and 30% to the holders of the units.

All items of income, gain, loss and deduction will be allocated to each Partner’s capital account in a manner generally consistent with the distribution procedures outlined above.

During the three and nine months ended September 30, 2015, the Partnership paid distributions of $0.138082 per unit or $217,214.

(5)    Transactions with Related Parties

The Partnership has, and is expected to continue to engage in, significant transactions with related parties. These transactions cannot be construed to be at arm’s length and the results of the Partnership’s operations may be different than if conducted with non-related parties.  The General Partner’s Board of Directors will oversee and review the Partnership’s related party relationships and are required to approve any significant modifications, as well as any new significant related party transactions.

Subsequent to completing the minimum offering, the Partnership reimbursed a member of the General Partner approximately $1.5 million for offering related costs that had been paid by the member of the General Partnership.

(6)      Management Agreement

At the initial closing of the sale of common units, the Partnership entered into a management services agreement to provide management and operating services regarding substantially all aspects of the Partnership.  The Manager is an indirect, wholly-owned subsidiary of American Energy Partners, L.P.  The Manager is not an affiliate of the Partnership or the General Partner.

Under the Management Agreement, the Manager will provide management and other services to the Partnership including the following:

•
Identifying producing and non-producing properties that the Partnership may consider acquiring, and assisting in evaluation, contracting for and acquiring these properties and managing the development of these properties;

•	Operating, or causing one of its affiliates to operate, on the Partnership’s behalf, any properties in which the Partnership interest in the property is sufficient to appoint the operator;

•
Overseeing the operations on properties the Partnership acquires that are operated by persons other than the Manager, including recommending whether the Partnership should participate in the development of such properties by the operators of the properties; and

•
Assisting in establishing cash management and risk management programs, receiving the revenues on the Partnership’s behalf from the sale of production from the Partnership’s properties and paying operating expenses and approved capital expenses with respect to such properties.

The Management Agreement provides that the Partnership will direct the services provided to it under the Management Agreement, and that the Manager will determine the means or method by which those directions are carried out.  The Management Agreement provides that the Manager will conduct the day-to-day operations of the Partnership’s business as provided in budgets that the Manager will prepare and the Partnership will have the right to approve.  The Management Agreement also contains a list of activities in which the Manager will not engage without the Partnership’s prior approval.

The Manager will be reimbursed for certain costs directly related to the Partnership and will be paid a monthly general and administrative expense compensation amount (“Monthly G&A Expense Amount”) at an annual rate that will be 1.75% of the net proceeds from the sale of common units, less commissions, marketing fee and offering and organization expense, plus the amount of outstanding indebtedness, which is referred to as the reimbursement base, for the first six months following the initial closing.  Thereafter, the Monthly G&A Expense Amount will be at an annual rate of 3.5% of the reimbursement base and will reduce to an annual rate of 2% of the reimbursement base over time.  In addition, pursuant to the Partnership Agreement, concurrently with the initial closing of the sale of common units pursuant to this offering, 100,000 class B were issued to the Manager.

Subject to certain exceptions, the Management agreement will remain in effect as long as the Partnership holds any assets.

For the three and nine months ended September 30, 2015, the Partnership incurred fees of approximately $51,000 and reimbursable costs of approximately $200,000 under the management agreement.

(7)      Subsequent Events

In October 2015, the Partnership declared and paid $280,226, or $0.134247 per outstanding common unit, in distributions to its holders of common units.

In October 2015, the Partnership closed on the issuance of approximately 637,145 units through its ongoing best efforts offering, representing gross proceeds to the Partnership of approximately $12.1 million and proceeds net of selling and marketing costs of approximately $11.4 million.

INDEPENDENT AUDITOR’S REPORT

To the Members
Kaiser-Whiting, LLC

Report on the Combined Statements of Revenues and Direct Operating Expenses

We have audited the accompanying combined statements of revenues and direct operating expenses of properties under contract for purchase by Energy 11, L.P. from Kaiser-Whiting, LLC under agreement dated September 15, 2015, (the Properties) for the years ended December 31, 2014, 2013 and 2012, and the related notes to the combined statements of revenues and direct operating expenses.

Management’s Responsibility for the Combined Statements of Revenues and Direct Operating Expenses

Management is responsible for the preparation and fair presentation of the combined statements of revenues and direct operating expenses in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the combined statements of revenues and direct operating expenses that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the combined statements of revenues and direct operating expenses based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined statements of revenues and direct operating expenses are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined statements of revenues and direct operating expenses referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the Properties for the years ended December 31, 2014, 2013 and 2012, in accordance with accounting principles generally accepted in the United States of America.

Basis of Presentation

As described in Note 1 to the combined statements of revenues and direct operating expenses, the accompanying combined statements of revenues and direct operating expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 of Energy 11, L.P. and are not intended to be a complete presentation of the results of the operations of the Properties. Our opinion is not modified with respect to this matter.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the combined statements of revenues and direct operating expenses of the Properties for the years ended December 31, 2014, 2013 and 2012.  The supplemental oil and natural gas reserve information in Note 5 is presented for purposes of additional analysis and is not a required part of the financial statements.  Such information has not been subjected to the auditing procedures applied in the audit of the financial statements, and accordingly, we do not express an opinion or provide any assurance on it.

/s/ HoganTaylor LLP

October 22, 2015

COMBINED STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
OF PROPERTIES UNDER CONTRACT FOR PURCHASE BY ENERGY 11, L.P. FROM
KAISER-WHITING, LLC UNDER AGREEMENT DATED SEPTEMBER 15, 2015
(Amounts in thousands)

	For the six months ended June 30,		For the years ended December 31,
	2015	2014	2014	2013	2012
	(Unaudited)

Revenues – oil, natural gas, and natural gas liquids sales	$14,207	$26,282	$49,827	$62,447	$48,328
Direct operating expenses	3,851	5,831	11,321	12,789	10,221

Excess of revenues over direct operating expenses	$10,356	$20,451	$38,506	$49,658	$38,107

See Notes to Combined Statements of Revenues and Direct Operating Expenses

NOTES TO COMBINED STATEMENTS OF REVENUES AND
DIRECT OPERATING EXPENSES OF PROPERTIES UNDER CONTRACT FOR PURCHASE BY
ENERGY 11, L.P. FROM
KAISER-WHITING, LLC UNDER AGREEMENT DATED SEPTEMBER 15, 2015

Six months ended June 30, 2015 and 2014 (Unaudited), and
years ended December 31, 2014, 2013 and 2012

Note 1 – Basis of Presentation

Kaiser-Whiting, LLC (the Company) is a limited liability company created on June 4, 2009, for the purpose of drilling and producing oil, natural gas and natural gas liquids in Mountrail County, North Dakota.  The Company is primarily owned by George B. Kaiser.  Kaiser Francis Management Company (KFMC), also primarily owned by George B. Kaiser, provides management and administrative service to the Company.  The Company has no employees.  On October 5, 2014, the Company entered into an agreement with Natural Resource Partners L.P. through its subsidiary, NRP Oil and Gas LLC, to sell 40% of the Company’s then-existing membership interests for $340 million in cash, subject to customary purchase price adjustments.  The transaction closed on November 12, 2014.  Effective November 13, 2014, the Buyer withdrew as a member of the Company, and its undivided 40% interest in the Company’s assets was distributed from the Company and assigned directly to the Buyer.

On September 15, 2015, the Company entered into an agreement with Energy 11, L.P. through its subsidiary, Energy 11 Operating Company LLC (the Buyer), to sell 50% of the Company’s remaining membership interests for $162 million in cash plus deferred purchase payments, if future oil prices exceed defined levels, subject to customary purchase price adjustments.  The transaction is scheduled to close in December 2015. The accompanying combined statements of revenues and direct operating expenses reflect the portion of properties applicable to the interests under contract by the Buyer (Properties).

Combined statements of revenues and direct operating expenses are presented because it is not practicable to obtain full historical audited financial statements with respect to the Properties.  A substantial portion of the Properties was contributed to the Company by affiliated individuals on June 1, 2014.  The historical records of the Company do not include the results of operations for contributed properties prior to the contribution date and, therefore, the historical results of Kaiser-Whiting, LLC prior to June 1, 2014 are not indicative of the financial condition or results of operations after the contribution of properties.  The combined statements of revenues and direct operating expenses combine the revenues and direct operating expenses for contributed properties prior to their contribution with the historical financial information of Kaiser-Whiting, LLC for all periods presented. Certain costs such as depletion and depreciation, accretion of asset retirement obligations, as well as general and administrative expenses not directly associated with producing revenues were not included as direct operating expenses.  No portion of general and administrative costs of the Company was included in the combined statements.  Those amounts for the Company were $556,000, $180,000 and $133,000, respectively, for the years ended December 31, 2014, 2013 and 2012, and $288,000 and $438,000, respectively, for the six months ended June 30, 2015 and 2014.  Financial information in accordance with accounting principles generally accepted in the United States of America (US GAAP) has not been prepared for the properties contributed to the Company by affiliated individuals. Consequently, depletion, depreciation and accretion of asset retirement obligations for the Properties are not known for the periods presented.  Since the Company has elected to be taxed as a pass-through entity, with taxable income and expense items allocated directly to the individual members of the Company and the affiliated individuals directly owned the contributed properties, there was no income tax expense for the Properties during the periods presented in accordance with US GAAP.

Revenues in the accompanying combined statements of revenues and direct operating expenses are recognized on the sales method.  Direct operating expenses are recognized on the accrual method and consist of monthly operator overhead and other direct costs of operating the Properties.  Included in direct operating costs are costs associated with field operating expenses, workovers and monthly operator overhead.

Note 2 – Unaudited Interim Financial Information

The accompanying combined statements of revenues and direct operating expenses for the six months ended June 30, 2015 and 2014 are unaudited.  The unaudited combined interim statements of revenues and direct operating expenses were prepared on the same basis as the audited combined statements of revenues and direct operating expense for the years ended December 31, 2014, 2013 and 2012.  In the opinion of management, the unaudited combined interim statements reflect all adjustments necessary to state fairly the excess of revenues over direct operating expenses for the properties under contract by the Buyer from the Company under the agreement dated September 15, 2015, for the six-month periods ended June 30, 2015 and 2014.  The combined revenues and direct operating expenses for the interim periods ended June 30, 2015 and 2014, are not necessarily indicative of results that may be expected for the year ended December 31, 2015, or any future periods.

Note 3 – Additional Cash Flow Information

Excess of revenues over direct operating expenses in the combined statements of revenues and direct operating expenses approximates net cash provided by operating activities of the Properties during all of the periods presented.

Cash flows from investing activities during all of the periods presented consist of expenditures for equipment and capitalized intangible drilling costs for the Properties.  These expenditures totaled $24,874,000, $17,505,000 and $41,471,000, respectively, for the years ended December 31, 2014, 2013 and 2012.  For the six months ended June 30, 2015 and 2014, these expenditures were $12,181,000 and $7,747,000, respectively.

During all the periods presented, net cash flows from operating and investing activities were settled monthly with the members of the Company and individual property owners.  There were no other cash flows from financing activities of the Properties.

Note 4 – Subsequent Events

Management has evaluated subsequent events through October 22, 2015, the date the accompanying combined statements of revenue and direct operating expenses were available to be issued.

Note 5 – Supplemental Oil and Natural Gas Reserve Information (Unaudited)

The following reserve estimates present the Company’s estimate of the proven natural gas and oil reserves and net cash flow of the Properties, in accordance with the guidelines established by the Securities and Exchange Commission.  These reserve estimates were prepared by KFMC personnel.  The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing natural gas and oil properties.  Accordingly, the estimates are expected to change as future information becomes available.  All of the oil and natural gas reserves are in North Dakota.

(a)	Reserve Quantity Information

Below are the net quantities of net proved developed and undeveloped reserves and proved developed reserves of the Properties:

	As of December 31,
	2014		2013		2012
	(amounts in thousands)
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)
Proved developed and undeveloped reserves:
Beginning of year	7,920	7,191	7,819	5,544	8,295	5,206
Purchase of mineral in place	-	-	-	-	684	496
Revisions of previous estimates	1,933	1,853	867	2,032	(513)	70
Production	(639)	(404)	(766)	(385)	(647)	(228)

End of year	9,214	8,640	7,920	7,191	7,819	5,544

Proved developed reserves:
Beginning of year	6,722	6,194	6,775	4,850	4,521	2,924

End of year	6,759	6,594	6,722	6,194	6,775	4,850

(b)	Standardized Measure of Discounted Future Net Cash Flows Relating to Oil and Gas Reserves

The standardized measure of discounted future net cash flows relating to oil and natural gas reserves and associated changes in standard measure amounts were prepared in accordance with the provision of Financial Accounting Standard Board ASC 932-235-555.  Future cash inflows were computed by applying average prices of crude oil and natural gas for the last 12 months to estimated future production.  Future production and development costs were computed by estimating the expenditures to be incurred in developing the crude oil and natural gas reserves at the end of the year, based on year end costs and assuming continuation of existing economic conditions.  Future net cash flows are discounted at the rate of 10% annually to derive the standardized measure of discounted cash flows.  Actual future cash inflows may vary considerably, and the standardized measure does not necessarily represent the fair value of the Properties’ crude oil and natural gas reserves.  Standard measure amounts are:

	2014	2013	2012
	(amounts in thousands)

Future cash inflows	$$704,336	$$603,779	$609,716
Future production costs	205,751	162,057	162,175
Future development costs	44,700	26,365	26,062

Future net cash flows	453,885	415,356	421,479
10% annual discount for timing of cash flows	(223,732)	(224,213)	(224,526)

Standardized Measure	$230,153	$191,144	$196,953

The 12-month average prices were adjusted to reflect applicable transportation and quality differentials on a well-by-well basis to arrive at realized sales prices used to estimate the Properties’ reserves.  The price of other liquids is included in natural gas.  The prices for the Properties’ reserves were as follows:

	2014	2013	2012

Representative NYMEX prices:
Natural gas (MMBtu)	$4.415	$3.653	$2.789
Oil (Bbl)	$93.00	$97.98	$94.19

Changes in the Standardized Measure of Discounted Future Net Cash Flows at 10% per annum are as follows:

Sales of oil and gas production	$(38,506)	$(49,658)	$(38,107)
Change in prices and production costs	(5,087)	(10,003)	16,339
Purchase of minerals in place	-	-	16,472
Development costs incurred	26,284	20,891	42,709
Changes in estimated development costs	(44,619)	(23,539)	(5,100)
Accretion of discount	19,114	16,268	15,963
Revisions of quantity estimates	57,973	45,386	(12,020)
Timing and other	23,850	(5,155)	1,066

Change in standardized measure	$39,009	$(5,810)	$37,322

Estimates of economically recoverable natural gas and oil reserves and of future net revenues are based upon a number of variable factors and assumptions, all of which are to some degree subjective and may vary considerably from actual results.  Therefore, actual production, revenues, development and operating expenditures may not occur as estimated.  The reserve data are estimates only, are subject to many uncertainties and are based on data gained from production histories and on assumptions as to geologic formations and other matters.  Actual quantities of natural gas and oil may differ materially from the amounts estimated.

Energy 11, L.P.

Unaudited Pro Forma Condensed Combined Financial Statements

Introduction

On September 15, 2015, Energy 11 Operating Company, LLC, a wholly owned subsidiary of Energy 11, L.P. (“the Partnership”), entered into an Interest Purchase Agreement (“Purchase Agreement”) by and among Kaiser-Whiting, LLC (“Seller”) and the owners of all the limited liability company interests therein, for the potential purchase of an 11.5% working interest in approximately 215 existing producing wells and approximately 262 future development locations in the Sanish field located in Mountrail County, North Dakota (collectively, the “Sanish Field Assets”).  Pursuant to the Purchase Agreement, the purchase price for the Sanish Field Assets consists of (i) an initial $160 million payable at closing subject to customary adjustments, (ii) an aggregate of $2 million, payable in equal amounts on December 31, 2016 and December 31, 2017 and (iii) a contingent payment of up to $95 million.  The contingent payment will provide for a sharing between the Partnership and Seller to the extent on December 31, 2017 the NYMEX strip price for future contracts during the delivery period beginning December 31, 2017 and ending December 31, 2022 for WTI is between $56.61 per barrel and $89.00 per barrel.  Funding for the acquisition will be a combination of proceeds from the issuance of common units by the Partnership in its ongoing public offering and the issuance of borrowings.

The following unaudited pro forma condensed combined financial statements have been prepared to give pro forma effect to the acquisition, which will be accounted for as a business combination, as if the acquisition, the related financing transactions, consisting of proceeds from the Partnership’s ongoing public offering of the Partnership’s common units and the issuance of the borrowings had occurred on the dates indicated.

The unaudited pro forma condensed combined financial statements include a balance sheet as of June 30, 2015 and statements of operations for the year ended December 31, 2014 and the six-month period ended June 30, 2015.  The unaudited pro forma condensed combined balance sheet was derived from the historical unaudited balance sheet of the Partnership as of June 30, 2015.  The pro forma condensed combined statements of operations were derived from the Partnership’s historical audited financial statements for the year ended December 31, 2014 and from the unaudited interim financial statements for the six-month period ended June 30, 2015.

The unaudited pro forma condensed combined balance sheet gives effect to the acquisition and related financing transactions as if they occurred on June 30, 2015.  The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014 and for the six-month period ended June 30, 2015 give effect to the acquisition and related financing transactions as if they had occurred on January 1, 2014.

The unaudited pro forma condensed combined financial statements and the accompanying unaudited pro forma notes should be read in conjunction with the Partnership’s historical financial statements and related notes for the year ended December 31, 2014, and for the period ended June 30, 2015, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, together with the audited Combined Statements of Revenues and Direct Operating Expenses of Properties Under Contract for Purchase by Energy 11, L.P. From Kaiser-Whiting, LLC Under Agreement Dated September 15, 2015, all of which are included in this Prospectus Supplement.

The unaudited pro forma condensed combined financial statements presented herein are based on the assumptions and adjustments described in the accompanying unaudited pro forma notes.  The unaudited pro forma condensed combined financial statements are presented for illustrative purposes and are not indicative of what the financial position might have been or what results of operations might have achieved had the acquisition and related transactions occurred as of the dates indicated or the financial position or results of operations that might be achieved for any future periods.

Energy 11, L.P.

Unaudited Pro Forma Condensed Combined Balance Sheet
June 30, 2015

	Energy 11, L.P. Historical	Pro Forma Adjustments		Energy 11, L.P. Pro Forma as Adjusted
Assets	(1)

Current assets
Cash and cash equivalents	$94	$(160,000,000)	(a)	$94
		125,500,000	(b)
		34,500,000	(c)
Total current assets	94	-		94
Oil, natural gas and NGL interests, based on successful efforts accounting
Oil, natural gas and NGL interests	-	180,513,101	(a)	180,513,101
Less: accumulated depletion	-	-		-
Total oil, natural gas and NGL interests, net	-	180,513,101		180,513,101
Deferred offering costs and other assets	1,581,384	-		1,581,384
Total assets	$1,581,478	$180,513,101		$182,094,579

Liabilities
Current liabilities
Due to general partner member	$1,493,480	$-		$1,493,480
Accrued expenses	420,000	-		420,000
Total current liabilities	1,913,480	-		1,913,480

Long term debt	-	125,500,000	(b)	125,500,000
Contingent consideration and other liabilities	-	18,037,975	(a)	20,513,101
		1,838,468	(a)
		636,658	(a)
Partners' equity (deficit)
Limited partner's capital	(328,682)	34,500,000	(c)	34,171,318
General partner's capital	(3,320)	-		(3,320)
Total partners' equity (deficit)	(332,002)	34,500,000		34,167,998
Total liabilities and partners' equity	$1,581,478	$180,513,101		$182,094,579

See accompanying notes to unaudited pro forma condensed combined financial statements

(1)	Balance sheet amounts obtained from issued financial statements of Energy 11, L.P. for the quarterly period ended June 30, 2015.

Energy 11, L.P.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2014

	Energy 11, L.P. Historical Year Ended December 31, 2014	Kaiser - Whiting Year Ended December 31, 2014	Pro Forma Adjustments		Energy 11, L.P. Pro Forma as Adjusted
	(1)	(2)
Revenues
Oil, natural gas and NGL sales	$-	$49,827,000	$-		$49,827,000
Total revenues	-	49,827,000	-		49,827,000
Operating costs and expenses
Operating expenses, excluding depreciation and amortization	-	11,321,000	-		11,321,000
Depreciation, depletion and amortization	-	-	11,699,082	(d)	11,699,082
General and administrative expenses	163,595	-	4,200,000	(e)	4,363,595
Total operating costs and expenses	163,595	11,321,000	15,899,082		27,383,677
Other income (expense)
Interest expense	-	-	(6,072,500)	(b)	(6,072,500)
Total other expense	-	-	(6,072,500)		(6,072,500)

Net income (loss)	$(163,595)	$38,506,000	$(21,971,582)		$16,370,823

Common units outstanding					2,087,389
Net income per common unit					$7.84

See accompanying notes to unaudited pro forma condensed combined financial statements

(1)	Income statement amounts obtained from issued financial statements of Energy 11, L.P. for the fiscal year ended December 31, 2014.

(2)	Income statement amounts obtained from the Combined Statements of Revenues and Direct Operating Expenses of properties under contract for purchase by Energy 11, L.P. from Kaiser-Whiting, LLC under agreement dated September 15, 2015.

Energy 11, L.P.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Months Ended June 30, 2015

	Energy 11, L.P. Historical Six Months Ended June 30, 2015	Kaiser - Whiting Six Months Ended June 30, 2015	Pro Forma Adjustments		Energy 11, L.P. Pro Forma as Adjusted
	(1)	(2)
Revenues
Oil, natural gas and NGL sales	$-	$14,207,000	$-		$14,207,000
Total revenues	-	14,207,000	-		14,207,000
Operating costs and expenses
Operating expenses, excluding depreciation and amortization	-	3,851,000	-		3,851,000
Depreciation, depletion and amortization	-	-	6,660,804	(d)	6,660,804
General and administrative expenses	159,351	-	2,800,000	(e)	2,959,351
Total operating costs and expenses	159,351	3,851,000	9,460,804		13,471,155
Other income (expense)
Interest expense	-	-	(3,036,250)	(b)	(3,036,250)
Total other expense	-	-	(3,036,250)		(3,036,250)
Net income (loss)	$(159,351)	$10,356,000	$(12,497,054)		$(2,300,405)

Common units outstanding					2,087,389
Net income (loss) per common unit					$(1.10)

 See accompanying notes to unaudited pro forma condensed combined financial statements

(1)	Income statement amounts obtained from issued financial statements of Energy 11, L.P. for the quarterly period ended June 30, 2015.

(2)	Income statement amounts obtained from the Combined Statements of Revenues and Direct Operating Expenses of properties under contract for purchase by Energy 11, L.P. from Kaiser-Whiting, LLC under agreement dated September 15, 2015.

1. Basis of Presentation

The unaudited pro forma condensed combined balance sheet of the Partnership as of June 30, 2015, gives effect to the acquisition of the non-operated working interests in oil and gas assets from Kaiser-Whiting, LLC and the related financing transactions, consisting of the completed sale of common units from the Partnership’s ongoing offering of 2.1 million common units through September 30, 2015 and the issuance by the Partnership of $125.5 million in debt, as though such transactions occurred at the close of business on June 30, 2015.  The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014 and for the six-month period ended June 30, 2015 give effect to the acquisition and related financing transactions as if they occurred on January 1, 2014.

On September 15, 2015, Energy 11 Operating Company, LLC, our wholly owned subsidiary, entered into a Purchase Agreement by and among Seller and the owners of all the limited liability company interests therein, for the potential purchase of an 11.5% working interest in the Sanish Field Assets.  The amounts reflected as revenues and direct operating expenses in the column labeled “Kaiser-Whiting” for all periods presented are the combined revenues and expenses of our potential working interest in the acquired properties.  The amounts presented in the “Kaiser-Whiting” column do not include certain historical costs such as general and administrative expenses not directly associated with producing revenues.  Historical amounts for depletion and depreciation were also not included.

The unaudited pro forma condensed combined financial statements were derived by adjusting the Partnership’s historical financial statements for the potential acquisition and related transactions.  The unaudited pro forma condensed combined financial statements are provided for informational purposes only and are not indicative of the Partnership’s financial position or results of operations had the transaction been consummated on the dates indicated or financial position of operations for any future period or date.

The unaudited pro forma condensed combined financial statements and the accompanying unaudited pro forma notes should be read in conjunction with the Partnership’s historical financial statements and related notes for the year ended December 31, 2014, and for the period ended June 30, 2015, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, together with the audited Combined Statements of Revenues and Direct Operating Expenses of Properties Under Contract for Purchase by Energy 11, L.P. From Kaiser-Whiting, LLC under Agreement Dated September 15, 2015.

2. Proved Reserves and Purchase Price Allocation

The acquisition qualifies as a business combination, and as such, the Partnership is required to estimate the fair value of the properties acquired in accordance with the Financial Accounting Standards Board’s authoritative guidance on business combinations.  Although the purchase is not complete and the purchase price allocation is not complete, the Partnership has initially estimated fair value of the assets acquired and liabilities assumed to be approximately $179.9 million, which is considered to be representative of the price paid by a typical market participant.  This measurement is expected to result in no goodwill or bargain purchase price being recognized and therefore, the purchase price is reflected in the accompanying pro forma condensed combined balance sheet as Oil, natural gas and NGL interests, based on the successful efforts method of accounting.  For purposes of estimating depletion in the accompanying pro forma condensed combined statements of operations, the purchase price has been allocated to oil and gas properties on a combined basis using estimates of reserves.  Acquisition costs are not expected to be significant to these pro forma statements.

3. Pro Forma Adjustments

The pro forma adjustments made herein are based upon management’s preliminary estimates of the fair value of the oil and gas interests acquired.  These estimates are subject to finalization.  Should the acquisition be completed, the final allocation may differ materially from the estimates reflected in these pro forma condensed combined financial statements.

A – Record the purchase:  Reflects the cash consideration for the membership interests, $10.0 million paid in conjunction with signing the Purchase Agreement and $150.0 million to be paid at closing.  Incidental costs related to the transaction will be expensed as incurred.  The purchase price allocation also reflects $18.0 million of contingent consideration for sharing between us and Seller to the extent on December 31, 2017 the NYMEX strip price for future contracts during the delivery period beginning December 31, 2017 and ending December 31, 2022 for WTI is between $56.61 per barrel and $89.00 per barrel.  This $18.0 million of contingent consideration was determined using market pricing as of September 30, 2015 and the estimated fair value will be adjusted to market in the income statement through maturity.  In addition, the purchase price allocation reflects $1.8 million for deferred purchase price payments as the present value of the $2.0 million payable in equal amounts on December 31, 2016 and December 31, 2017.  Further, the purchase price allocation includes $0.6 million in asset retirement obligations.

B – Record issuance of debt:  Reflects the $125.5 million of net proceeds received from the assumed issuance of secured debt.  A one percent change in the interest rate would result in a $1.3 and $0.6 million change in pro forma interest expense for the year ended December 31, 2014 and the six months ended June 30, 2015, respectively.  In accordance with our prospectus, although there are not specific limitations, the general partner intends to limit over time the amount of borrowing to 50% of the Partnership’s total capitalization on an annual basis.  Assuming the acquisition is funded 50% ($80 million) by the issuance of common units and 50% ($80 million) by the issuance of debt, interest expense on the pro forma condensed combined statements of operations for the year ended December 31, 2014 and the six months ended June 30, 2015 would be $2.4 million and $1.2 million, respectively.

C – Record the issuance of common units:  Reflects the net cash received with respect to the common units issued in a public offering of common units representing limited partner interests in the Partnership.  As of September 30, 2015, the Partnership has sold approximately 2.1 million common units in the offering at a price of $19 per common unit, resulting in $34.5 million in net proceeds to the Partnership.  Assuming the acquisition is funded with 50% debt and 50% equity as described above (assumes the issuance of approximately 2.6 million additional common units), net income (loss) per common unit for the year ended December 31, 2014 and the six months ended June 30, 2015 would have been approximately $4.28 and ($0.10), respectively.

D – Record depletion:  The pro forma adjustments reflect depletion calculated by allocation of the total purchase price to combined estimates of oil and gas reserves acquired based on historical reserve information and production quantities for each of the periods presented provided by Kaiser-Whiting, LLC and accretion of the asset retirement obligations.

E – Record management services fees:  The pro forma adjustments reflect management services fees as described in the prospectus based on assumed amounts of debt and equity outstanding.  The Partnership is contractually obligated to pay 1.75% for the first six-months following the initial closing and 3.5% for the seventh month through the 36th month following the initial closing as a management fee of the reimbursement base which is calculated as net proceeds from the sale of common units, less commissions, marketing fee and offering and organization expense, plus the amount of outstanding indebtedness.